Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 8, 2024

Relating to Preliminary Prospectus Supplement dated January 8, 2024 to Prospectus dated March 23, 2023

Registration Nos. 333-270763 and 333-270763-01

REGENCY CENTERS, L.P.

5.250% Notes Due 2034

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Security:	5.250% Notes Due 2034 (the “Notes”)

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Principal Amount:	$400,000,000

Coupon (Interest Rate):	5.250% per annum

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2024

Interest Record Dates:	The immediately preceding January 1 and July 1

Maturity:	January 15, 2034

Denominations:	$2,000 x $1,000 in excess thereof

Price to Public:	99.617% of principal amount, plus accrued interest, if any, from the date of original issuance

Trade Date:	January 8, 2024

Settlement Date:	T+7; January 18, 2024

Net Proceeds:	$395,868,000 (after deducting underwriting discount and before expenses associated with the transaction).

Optional Redemption Provision:	In full or in part at any time, prior to October 15, 2033 (“Par Call Date”), make whole call based on U.S. Treasury plus 20 bps to the Par Call Date, and, on or after the Par Call Date, redeemable at 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Benchmark Treasury:	4.500% due November 15, 2033

Spread to Benchmark Treasury:	T+130 bps

Benchmark Treasury Price / Yield:	104-01 / 4.000%

Re-Offer Yield:	5.300%

CUSIP / ISIN:	75884R BB8 / US75884RBB87

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC TD Securities (USA) LLC

Senior Co-Managers:	Mizuho Securities USA LLC Regions Securities LLC Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the underwriters participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, by calling J.P. Morgan Securities LLC collect at (212) 834-4533, by calling U.S. Bancorp Investments, Inc. at (877) 558-2607, or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751.